

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 8, 2016

Via E-mail
Robert Berman
Director and Chief Executive Officer
KeyStone Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA 20151

> **Re: KeyStone Solutions, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 12, 2016**
> **File No. 024-10551**

Dear Mr. Berman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Part II, Cover Page

2. We note your disclosure that the minimum offering will end "on or before the earlier of six (6) months after commencement of the offering or twelve (12) months after the

Qualification Date." Please confirm that the continuous offering will be commenced within two calendar days from the date of qualification and revise your disclosure as appropriate. Please refer to Rule 251(d)(3) of Regulation A.

3. Please revise to limit the cover page to one page. Please refer to Part II, Item 1 of Form 1-A.

4. We note that you intend to issue warrants to the underwriters and that, based on your disclosure on page 71, these warrants may be purchased on each "closing date." Please advise us of what section of Rule 251(d)(3) you are relying upon for the issuance of the underwriter warrants.

Risk Factors, page 4

5. Please add risk factor disclosure addressing the potential impact of having only one independent director.

Use of Proceeds, page 12

6. We note that you intend to use the proceeds of this offering to acquire government contract service providers or invest in these providers as disclosed on page 2. Please describe in greater detail the types and amounts of interests in these providers that you plan to acquire. Also disclose how the company's acquisition strategy will not cause the company to be an investment company under the Investment Company Act of 1940.

7. It appears that certain expenses are included in your net proceeds amounts on page 12 that are not disclosed in the notes on page 2 or delineated on page 12. Please disclose in a more specific manner the estimates of expenses that will be paid to derive the net proceeds amounts.

Business, page 13

Distinctive Characteristics, page 15

8. We note your disclosure regarding the awards you have helped your clients win. Please disclose the number of contracts for which you provided assistance and clarify how you are compensated for the services you provide. Further, please clarify whether you clients received a portion of the awards listed on page 16 or whether they were awarded the entire contract. To the extent you continue to provide services after a contract has been awarded, please disclose how you are compensated for additional services.

Compensation of Directors and Executive Officers, page 48

9. We note your disclosure that your executive officers will be eligible for bonuses in the future as determined by the Company's compensation committee. We also note that four of your five directors are also your executive officers. Please revise to explain any conflicts of interest that exist in light of this situation. Please also describe any criteria that the compensation committee intends to use to determine such bonuses.

Plan of Distribution, page 69

10. We note your disclosure on page 70 that after reaching the minimum offering amount, there will be subsequent closings upon reaching incremental amounts of $3,000,000, but that there will not be a minimum amount of units sold required to release funds to the company at subsequent closings. Please revise to clarify the level of discretion the Company has in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving the units. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

11. Please revise to explain the nature of the fees associated with using Folio's platform and who is responsible for paying such fees.

Financial Statements, page B-12

KeyStone Solutions, Inc. consolidated financial statements, page F-22

12. Please tell us how you determined that audited financial statements of the registrant are not required.

Notes to consolidated financial statements, page F-29

(7) Merger, page F-34

13. We note your merger agreement with KCS Merger Sub, Inc. and AOC Key Solutions. In your next amendment, please disclose how you accounted for the merger transaction. In your disclosure, please explain if the transaction is a capital transaction or a business combination. Reference is made to ASC 805-10-55.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at (202) 551-3581, or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Morris F. DeFeo, Jr., Esq. (*via e-mail*)